Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 12, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 12, 2006, entitled "Notifiable trading".

Notifiable trading

On behalf of Statoil (OSE:STL, NYSE:STO), DnB NOR has on 11 Desember 2006 purchased 138,000 shares for use in the group’s share saving plan.

The shares have been acquired at a price of NOK 165 . 69 per share. Before distribution to the employees, the share saving plan has 1,338,572 shares.

STATOIL ASA (Registrant)
Dated: December 12, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer